NETSAVE

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2023

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Renisha Lane, CPA, PLLC
28475 Greenfield Road Suite 113 PB 1317
Southfield, MI 48076
248-201-6702
Rlane@rllanecpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 20, 2024

I have reviewed the accompanying financial statements of Netsave, which comprise the balance sheets as of December 31, 2023 and 2022, and the related income statements and statements of cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
The Owners are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Netsave, and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion
Based on my review of the financial statements, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Renisha Lane, CPA
Southfield, Michigan
CPA License #1101030069

Netsave
CONSOLIDATED BALANCE SHEET
As of December 31, 2023 and 2022

		2023		2022
ASSETS				
CURRENT ASSETS				
Cash & Equivalents		76		500
Total Current Assets	$	**76**		**500**
FIXED ASSETS				
Office Equipment (Net)		1,900		2,600
Internally Developed Software		863,170		827,313
Total Fixed Assets	$	**865,070**		**829,913**
TOTAL ASSETS	$	**865,146**		**830,413**
LIABILITIES & SHAREHOLDER'S EQUITY				
CURRENT LIABILITIES				
Credit Card Payable		4,480		-
Total Current Liabilities	$	**4,480**	$	-
LONG-TERM LIABILITIES				
Founder Convertible Notes		763,525		768,852
Total Long-Term Liabilities		**763,525**		**768,852**
TOTAL LIABILITIES	$	**768,005**		**768,852**
SHAREHOLDERS' EQUITY				
Common Stock (75M Authorized & Issued); Sh/Val: $0.00001		750		750
Preferred Stock (25M Authorized.; 0 Issued) Sh/Val.: $0.00001		-		-
Retained Earnings		(69,189)		(52,734)
Safe Notes		240,950		130,000
Net Income		(75,370)		(16,455)
TOTAL SHAREHOLDERS' EQUITY	$	**97,141**		**61,561**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$	**865,146**		**830,413**

See independent accountant's review report and accompanying notes to financial statements

Netsave
CONSOLIDATED INCOME STATEMENT
For years ended December 31, 2023 and 2022

		2023		2022
INCOME				
Revenue		3,337		-
Total Revenue	$	**3,337**	$	**-**
OPERATING EXPENSES				
Advertising & Marketing		12,362		-
Contractors and Consultants		58,743		-
General and Administrative		3,190		8,828
Rent & Lease		1,347		6,927
Travel		2,365		-
Total Expenses	$	**78,007**	$	**15,755**
NET OPERATING INCOME	$	**(74,670)**	$	**(15,755)**
OTHER EXPENSES				
Depreciation		700		700
Total Other Expenses	$	**700**	$	**700**
NET OTHER INCOME	$	**(700)**	$	**(700)**
NET INCOME	$	**(75,370)**	$	**(16,455)**

See independent accountant's review report and accompanying notes to financial statements

Netsave
CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
For the years ended December 31, 2023 and 2022

	Common Stock		Preferred Stock		Safe Notes			
	Shares	Amount	Shares	Amount	Amount	Accumulated Deficit	Net Loss for the year	Total
BEGINNING BALANCE, JANUARY 1, 2022	75,000,000	750	25,000,000	-	85,000	(52,734)	-	**33,016**
Contributions	-	-	-	-	-	-	-	-
Investments	-	-	-	-	45,000	-	-	**45,000**
Net Losses	-	-	-	-	-	-		-
ENDING BALANCE, DECEMBER 31, 2022	-	-	-	-	-	(52,734)	-	$ **78,016**
Contributions	-	-	-	-	110,950	-	-	**110,950**
Net Losses	-	-	-	-	-	(16,455)	(75,370)	**(91,825)**
ENDING BALANCE, DECEMBER 31, 2023	**75,000,000**	**750**	**25,000,000**	-	**240,950**	**(69,189)**	**(75,370)**	$ **97,141**

See independent accountant's review report and accompanying notes to financial statements


Netsave
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31, 2023 and 2022


	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(75,370)	(16,455)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Credit Card	4,480	700
Total Adjustments to reconcile Net Income to Net Cash provided by operations	4,480	700
CASH USED FOR OPERATING ACTIVITIES	$ (70,890)	$ (15,755)
CASH FLOW FROM INVESTING ACTIVITIES		
Office Equipment	700	-
Intangible Asset - Software	(35,857)	(229,349)
CASH PROVIDED BY INVESTING ACTIVITIES	$ (35,157)	$ (229,349)
CASH FLOWS FROM FINANCING ACTIVITIES		
Safe Notes	110,950	45,000
Founder Convertible Notes	(5,327)	204,253
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	$ 105,623	$ 249,253
NET INCREASE (DECREASE) IN CASH	$ (424)	$ 4,149
CASH AT BEGINNING OF YEAR	$ 500	$ (3,649)
CASH AT END OF YEAR	$ 76	500

See independent accountant's review report and accompanying notes to financial statements

Note 1- Organization

Netsave, Inc. ("Company") is a Delaware C-Corporation and developer of the Netsave Apps, a C2C social resale marketplace, powered by livestream and fast local delivery, with the vision of building a safer and more sustainable global community where every neighborhood is empowered to thrive. Netsave represents an authentic community of real people by firstly screening its users, verifying its sellers and drivers, secondly excluding the risky local meetup traditionally popular among leading players in the online resale industry, and thirdly replicating the food delivery model to innovate the online resale industry. The marketplace is a hassle-free environment where local sellers and buyers can create meaningful connections in the process of buying and selling with peace of mind while supporting the growth of their local economies.

Company was originally started on June 8 of 2020 as Altophase Inc with the purpose of handling the startup pre-planning stage; then restructured and incorporated as Netsave Inc on April 15, 2021 (Date of inception). The Company had a subsidiary & Affiliate named as Accord Insurance Agency LLC, which was terminated on December 31, 2021.

Company's fiscal year is December 31st.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. The carrying amount approximates fair value.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the fiscal year 2023. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

See independent accountant's review report.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues.

New Accounting Pronouncements

May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for non-public entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

Note 3 Property and Equipment

Property and equipment consisted of the following at December 31, 2023 and 2022:

Property and equipment at cost:

	2023	2022
Office Equipment	$4,000	$4,000
Less: Accumulated Depreciation	$2,100	$1,400
Total Property and Equipment	$1,900	$2,600

Note 4 Internal developed Software

Internal developed software costs related to software to be sold, leased, or otherwise marketed, whether acquired or developed internally, and is classified as an intangible asset. There is no amortization cost yet.

Note 5 Convertible Notes Payable

The convertible notes are issued to the founder of the company with maturity & interest as mentioned below:

- $129,250.00, issued on 12/31/20, interest rate: 0%, maturity date: 12/31/24
- $435,349.00, issued on 12/31/21, interest rate: 0%, maturity date: 12/31/24
- $204,253.00, issued on 12/31/22, interest rate: 0%, maturity date: 12/31/24

No interest is recorded in the books. In 2023, $5,327 was paid off with 0% interest rate.

Note 6 – Commitments and Contingencies

As at December 31, 2023 and 2022, the Company does not have any major commitments and contingencies including any tax liability.

Note 7 – Subsequent events

Management has evaluated subsequent events through June 20, 2024, the date at which the financial statements became available for issuance. No events have occurred that would require adjustments to, or disclosure in, the financial statements.

See independent accountant's review report.